Thornburg Investment Trust 485BPOS

Exhibit 99(d)(4)

TWELFTH AMENDMENT AND SUPPLEMENT TO

SECOND AMENDED AND RESTATED INVESTMENT ADVISORY AGREEMENT

OF

THORNBURG INVESTMENT TRUST

In accordance with paragraph 9 of the Second Amended and Restated Investment Advisory Agreement of Thornburg Investment Trust dated February 1, 2005, the Second Amended and Restated Investment Advisory Agreement is made applicable to Thornburg Emerging Markets Managed Account Fund and Thornburg Municipal Managed Account Fund effective April 1, 2023, provided that there shall be no annual percentage fee paid to Thornburg Investment Management, Inc. in accordance with paragraph 5 thereof in respect of the Thornburg Emerging Markets Managed Account Fund and Thornburg Municipal Managed Account Fund.

THORNBURG INVESTMENT TRUST

By:	/s/ Curtis Holloway

THORNBURG INVESTMENT MANAGEMENT, INC.

By:	/s/ Nimish S. Bhatt